Exhibit 99.1

TRANSITION TO IFRS

ILOG S.A.

November 3, 2005

________________________________________________________________________

Introduction

Pursuant to European Regulation 1606/2002 dated July 19, 2002, ILOG consolidated financial statements are established according to IFRS (International Financial Reporting Standards) as approved by the European Union, starting July 1, 2005. The transition date to IFRS is July 1, 2004.

The Company started a transition project to IFRS early calendar 2004, to set up a transition schedule, train accounting teams, identify and evaluate the main differences between generally accepted standards in France and IFRS, and to adapt information technology tools. The project progress and its impacts on the Company, as well as all strategic options chosen have been periodically presented to the Audit Committee. These financial statements have been finalized by the Board of Directors on October 25, 2005. Experts have helped the Company to value impacts of some of these standards on its financial statements.

Pursuant to recommendations issued by stock market regulators in France, the Company has prepared financial information relating to its opening balance sheet as of July 1, 2004, and relating to fiscal year ended June 30, 2005 established in IFRS. These financial information have been prepared according to IFRS 1 First-Time Adoption of IFRS, and on the basis of the current IAS/IFRS standards and interpretations ; should these standards and interpretations be modified by exposure drafts to come, the financial information presented in the Company’s first financial statements in IFRS could possibly differ from those presented in this document. ILOG has decided to adopt standards IAS 39 Financial Instruments: Recognition and Measurement and IAS 32 Financial Instruments: Disclosure and Presentation by anticipation at July 1, 2004.

The main standards identified which have a significant impact on ILOG financial statements are:

IAS 1 Presentation of Financial statements

IAS 19 Employee Benefits

IAS 32 et 39 Financial Instruments

IFRS 1 First-Time adoption of International Financial reporting Standards

IFRS 2 Share-Based Payment

IFRS 3 Business Combinations

The following information include:

- a note on first-time application of IFRS accounting principles by the Company, in particular on the application mode of IFRS 1, and on the retained presentation formats for the balance sheet and the income statements (chapter 1),

- reconciliation tables between French accounting principles and for the following statements :

- the balance sheet as of July 1, 2004 (chapter 2) and June 30, 2005 (chapter 3),
- the income statements for fiscal year ended June 30, 2005 (chapter 4),

- notes summarizing the impact of IFRS adoption on the accounting principles followed by the Company (chapter 5).

1    First-time adoption options

In order to establish its opening balance sheet at July 1, 2004, ILOG has followed first-time adoption principles defined in IFRS 1. The Company has chosen the following options:

- with regards to employee benefits, the Company has chosen to recognize cumulative unrecognized actuarial gains and losses through equity as of June 30, 2004,

- the cumulative translation differences for the consolidation of all foreign subsidiaries for which the accounts are not denominated in euros have been reclassified at the date of transition to IFRS as retained earnings. Therefore these translation differences that arose before the date of transition to IFRS will not be recognized in the income statement upon subsequent disposal of any related foreign assets.

- the Company has chosen not to retroactively apply IFRS 3 relating to business combination to business combinations realized by the Company before July 1, 2004,

- IFRS 2 Share-Based Payment has been adopted by the European Union in February 2005. This standard is applied in the opening balance sheet and in financial statements for fiscal year 2005 for all stock options plans set up after November 7, 2002, and not yet vested at January 1, 2005,

- moreover, the Company has decided to apply by anticipation the principles IAS 32 et 39 Financial Instruments starting July 1, 2004.

The presentation formats retained for the balance sheet and the income statements are presented in chapter 5.

2           French accounting principles to IFRS reconciliation of opening balance sheet as of July 1, 2004

The French accounting principles to IFRS reconciliation of consolidated opening balance sheet as of July 1, 2004 is as follows (in thousands of euros):

		French GAAP *	IFRS adjustments					IFRS
Assets		Year Ended june 30, 2004	IFRS 1	IFRS 2	IAS 1	IAS 19	IAS 39	Opening july 1st, 2004
	Note
Intangible assets		8 400						8 400
Amortization of intangible assets		(7 290)						(7 290)
Intangible assets-net		1 110						1 110
Property and equipment		10 561						10 561
Amortization of property and equipment		(7 933)						(7 933)
Property and equipment-net		2 628						2 628
Deferred tax assets	1				128			128
Other assets		758						758
Total non current assets		4 496	0	0	128	0	0	4 624

Accounts receivable		20 285						20 285
Other receivables	1/6	4 613			(128)		(147)	4 338
Cash and cash equivalents		42 961						42 961
Total current assets		67 859	0	0	(128)	0	(147)	67 584
Total assets		72 355	0	0	0	0	(147)	72 208

Liabilities

Share capital		10 752						10 752
Additional paid-in capital	2	64 659		568				65 227
Treasury stock at cost	6						(112)	(112)
Accumulated deficit	2/3/4	(32 262)	(1 950)	(568)		(256)		(35 036)
Cumulative translation adjustment	4	(1 950)	1 950					0
Total shareholders' equity		41 199	0	0		(256)	(112)	40 831

Long-term accruals	1/3	649			(282)	256		623
Long-term portion of capitalized lease obligations	1	657			(394)			263
Total non-current liabilities		1 306	0	0	(676)	256	0	886

Short-term accruals	1				282			282

Accounts payable	6	5 809					(35)	5 774
Accrued compensation		9 252						9 252
Current portion of capitalized lease obligations	1	0			394			394
Deferred revenue		14 789						14 789
Total current liabilities		29 850	0	0	676	0	(35)	30 491
Total liabilities and shareholders' equity		72 355	0	0	0	0	(147)	72 208

*In accordance with IFRS presentation

3           French accounting principles to IFRS reconciliation of balance sheet at June 30, 2005

The French accounting principles to IFRS reconciliation of the consolidated balance sheet as of June 30, 2005 is as follows (in thousands of euros):

		French GAAP*	IFRS adjustments					IFRS
Assets		Year Ended june 30, 2005	IAS 1/ IFRS 1	IFRS 2	IFRS 3	IAS 19	IAS 39	Year Ended june 30, 2005
	Note
Goodwill		1 097						1 097
Impairment of goodwil	5	(151)			151			0
Goodwill-net		946		0	151		0	1 097
Intangible assets		10 513						10 513
Amortization of intangible assets		(8 318)						(8 318)
Intangible assets-net		2 195						2 195
Property and equipment		11 463						11 463
Amortization of property and equipment		(8 967)						(8 967)
Property and equipment-net		2 496						2 496
Deferred tax assets	1		171					171
Other assets		678						678
Total non current assets		6 315	171	0	151		0	6 637

Accounts receivable		25 271						25 271
Other receivables	1/6	4 941	(171)				(365)	4 405
Cash and cash equivalents		51 050						51 050
Total current assets		81 262	(171)	0	0		(365)	80 726
Total assets		87 577	0	0	151		(365)	87 363

Liabilities

Share capital		18 005						18 005
Additional paid-in capital	2	21 679		1 656				23 335
Accumulated other comprehensive income	6						(299)	(299)
Treasury stock at cost		(586)						(586)
Accumulated deficit	2/3/4/5/6	11 315	(1 950)	(1 656)	151	(413)	(66)	7 381
Cumulative translation adjustment		(1 895)	1 950					55
Total shareholders' equity		48 518	0	0	151	(413)	(365)	47 891

Long-term accruals	1/3	839	(276)			413		976
Long-term portion of capitalized lease obligations	1	654	(355)					299
Total non-current liabilities		1 493	(631)	0	0	413	0	1 275

Short-term accruals	1		276					276
Accounts payable		6 530						6 530
Accrued compensation		12 193						12 193
Current portion of capitalized lease obligations	1		355					355
Deferred revenue		18 843						18 843
Total current liabilities		37 566	631	0	0	0	0	38 197
Total liabilities and shareholders' equity		87 577	0	0	151	0	(365)	87 363

*In accordance with IFRS presentation

4           French accounting principles to IFRS reconciliation of consolidated net income for the fiscal year ended June 30, 2005

The French accounting principles to IFRS reconciliation of the consolidated net income for the fiscal year ended June 30, 2005 is as follows (in thousands of euros):

		French GAAP	IFRS adjustments				IFRS
		Year Ended june 30, 2005	IFRS 2	IAS 19	IAS 39	IFRS 3 /others	Year Ended june 30, 2005
	Note

Total revenues		98 510					98 510
Total cost of revenues	2/3	19 389	143	21			19 553

Gross profit		79 121	(143)	(21)			78 957

Operating expenses
Marketing and selling	2/3	41 960	430	42			42 431
Research and development	2/3	21 369	282	28			21 679
General and administrative	2/3	10 663	233	14			10 910
Total operating expenses		73 992	945	84		0	75 021
Income from operations		5 129	(1 088)	(105)	0	0	3 936

Interest expense	3	(34)		(52)	(66)		(152)
Interest income		792					792
Gain (loss) on derivative instruments	6	(23)					(23)
Other, net		73					73
Net income before income taxes		5 937	(1 088)	(157)	(66)	0	4 626
Income taxes		(496)					(496)
Impairment of goodwill	5	(151)				151	0
Net Income		5 290	(1 088)	(157)	(66)	151	4 130

5           Explanation of major identified differences between French accounting principles and IFRS

Note 1: Presentation of the balance sheet and income statement

Transition to IFRS (IAS 1): the presentation of the income statement is not significantly modified. The Company has chosen to keep its presentation of income statement by destination.

IAS 1 - Presentation of Financial Statements separates in the balance sheet current and non current items. Current assets and liabilities are expected to be realized or settled in the entity’s normal operating cycle, or within twelve months after the balance sheet date. Other assets and liabilities are classified as non current.

Assets to be reclassified in ILOG balance sheet are deferred tax assets, qualified as non current in IFRS, but classified as current items according to French accounting principles. For liabilities, the major reclassification relates to accruals, which have to be split between current and non current.

Impact on the balance sheets at July 1, 2004 and June 30, 2005: the classification between current and non current items leads to the following reclassifications:

- Reclassification of deferred tax assets from « other receivables " to « deferred tax assets " for the following amounts:

€ 128 at July 1, 2004 and € 171 at June 30, 2005.

- Reclassification of the current part of accruals into the line « short-term accruals " for amounts of € 282 at July 1, 2004 and € 276 at June 30, 2005.

Note 2: Share-based payment

French accounting principles: the Company did not recognize the compensation related to the fair value of stock options and warrants granted to employees, and if the situation arises, to other suppliers.

Transition to IFRS: IFRS 2 standard applies to all stock options and other share-based payment transactions granted after November 7, 2002, and not yet vested after January 1st, 2005.

IFRS 2 standard requires to account for the expense on the period services are acquired (the vesting period), the advantage granted to employees or other suppliers in the case of share-based payment.

ILOG Board of Directors has set up 3 grants after November 7, 2002 for a total of 553,000 options giving the right to subscribe to and / or buy shares of the Company.

The Black & Scholes model was used to estimate the fair value of traded options, with the following assumptions:

	Year ended June 30,
	2005	2004

Weighted-average expected life (years)	4	5
Risk-free interest rate	3,0%	3,5%
Expected volatility rate	70%	93%
Expected dividend yield	0	0

Impact on the opening balance sheet at July 1, 2004: the Company has recorded additional paid-in-capital of € 568 for stock options plans and warrants granted to employees after November 7, 2002, against retained earnings. This accounting entry has no impact on the opening total shareholders’ equity.

Impact on the income statements and closing balance sheet at June 30, 2005: the compensation expense recorded relating to these plans amounts to € 1 088 at June 30, 2005. This compensation expense has been allocated to all lines in the income statements related to granted options.

Note 3: Employee benefits

French accounting principles: the Company already applied the preferred method of French Regulation CRC 99-02 and accounted for its obligations towards all its employees (in particular post retirement benefits). For that purpose, the Company uses the “corridor method” in order to limit the commitment volatility due to changes in actuarial assumptions. This methodology enables to amortize actuarial gains and losses exceeding 10% of total obligation on the average working remaining life of employees in service.

Transition to (IAS 19): the calculation of employee benefits obligations for employees remain unchanged when applying IAS 19. The Company has chosen to continue using the “corridor method” in its IFRS financial statements. However, the classification of the detailed compensation expense in the income statements is modified, as the component of interest cost shall be classified in financial expenses in IFRS, when it was previously classified in operating expenses.

Impact on the opening balance sheet at July 1, 2004: the Company has chosen to account for all unrecognized previous actuarial losses though equity in its opening balance sheet according to IFRS 1 First-Time adoption exemption. This increases the accrual by € 256 against shareholders’ equity at this date.

Impact on the income statements and closing balance sheet at June 30, 2005: the Company has reclassified to financial expenses the fiscal year 2005 interest cost component of the expense for € 52. This component was classified in operating expenses in French accounting principles. The Company has also cancelled the component of amortization of unrecognized actuarial losses, as these have been fully recognized in the opening balance sheet, generating an income of € 21. Finally the Company has expensed the unrecognized prior service costs, not recognized in French accounting principles for €

178. The cumulative accrual in the IFRS balance sheet is therefore greater than that recognized in French principles at June 30, 2005.

Note 4: Cumulative translation differences

Transition to (IFRS 1): the Company considers that the cumulative translation differences for all foreign operations not denominated in euros are deemed to be zero at the date of transition to IFRS against retained earnings. These differences represented cumulative translation differences of € 1 950 at July 1, 2004.

Impact on the opening balance sheet at July 1, 2004: setting cumulative translation adjustments to zero has no impact on total shareholders’ equity at July 1, 2004, as the recorded entry was a reclassification between “Cumulative translation adjustment” to “Retained earnings”. Translation differences recorded starting July 1, 2004 will transit via the income statements in case of sale of investments to which the differences relate.

Note 5: Goodwill

French accounting principles: ILOG amortizes goodwill on 5 years for the software business.

Transition to IFRS (IAS 36 and IFRS 3): Goodwill is not amortized but subject to annual impairment testing. The impairment test is realized at the cash generating unit, or units level to which goodwill has been allocated, according to IAS 36, by comparing the recoverable value and the book value of the cash generating unit. No factor indicating a loss of value of goodwill has been identified by the Company either at July 1, 2004 or June 30, 2005.

Impact on the opening balance sheet at July 1, 2004: there is no impact on the opening balance sheet because of the Company’s decision not to adjust business combinations before July 1st, 2004, and because new goodwill have arisen in fiscal year 2005.

Impact on the income statements and closing balance sheet at June 30, 2005: the impact on net income 2005 is to cancel the amortization expense recorded in French principles for € 151 against balance sheet amortization account at June 30, 2005 for business combinations realized in fiscal year 2005.

Note 6: Financial Instruments

French accounting principles: gains and losses related to financial instruments used in hedging operations are determined and recorded in parallel to the way income and expenses of hedged items are recorded. The main derivative instruments used by the Company are cash flow hedges of intragroup transactions (royalties paid by subsidiaries in their local currencies to the mother company ILOG S.A. for sales realized by the subsidiaries towards external customers).

Transition to IFRS (IAS 32 and IAS 39): the Company has decided to adopt IAS 32 and 39 standards by anticipation at July 1, 2004. All derivative instruments must be recorded in the balance sheet at their fair value. If the derivative instrument qualifies as a cash flow hedge, the change in value of the effective part of the derivative is recorded in equity. On the contrary, changes in value of the ineffective part of the derivative are recorded in net income in the account « Financial expenses ". At the outcome of the hedged operations, the impact of the revalued instrument is accounted for in the income statements in the account “Gain (loss) on derivative instruments” for the effective part.

Impact on the opening balance sheet at July 1, 2004: The Company recorded in shareholders’ equity cumulated unrealized losses on financial instruments for € 112 at June 30, 2004 not recognized in French accounting principles.

Impact on the income statements and closing balance sheet at June 30, 2005: € 66 of unrealized losses, representing the ineffective part of the financial instruments are to be recognized in IFRS. The Company recorded in shareholders’ equity cumulated unrealized losses on financial instruments for € 299 at June 30, 2005 not recognized in French accounting principles.

Note 7: Development costs

The Company has studied the impact of IAS 38 Intangible Assets on its financial statements. The technical feasibility of developed software is usually established when a Bêta version is obtained. Because the period between achievement of technological feasibility and the general release of the Company’s products is of short duration, development costs subject to capitalization are not significant. Therefore research and development costs are expensed as incurred. The Company has not identified differences in accounting for research and development costs between French accounting principles as applied by the Company, and IFRS with regards to IAS 38.

Other standards such as, in particular, IAS 16 Property, Plant and Equipment, IAS 17 Leases, IAS 18 Revenue, IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, IAS 37 Provisions, Contingent Liabilities and Contingent Assets do not lead to any significant changes in financial statements.

Note 8: Cash flow statements

No significant impact has been identified in cash flows for the fiscal year ended June 30, 2005.

ILOG, S.A.

Year ended June 30, 2005

Special purpose audit report of the statutory auditors on the IFRS statements of, reconciliation for the year ended June 30, 2005

This is a free translation into English of the original statutory auditors’ report on the restated consolidated accounts signed and issued in the French language and is provided solely for the convenience of English speaking readers.

At your request and in our capacity as statutory auditors of ILOG, we have audited the accompanying IFRS statements of reconciliation presenting the impact of the company’s conversion to International Financial Reporting Standards (“IFRS”) as adopted in the European Union, on consolidated equity and net income of the company ,for the year ended June 30, 2005.

These statements of reconciliation are the responsibility of the Board. They have been prepared as part of the company’s conversion to IFRS as adopted by the European Union in respect of the preparation of the June 30, 2006 consolidated financial statements. These statements of reconciliation are based on the consolidated accounts ("the consolidated accounts") for the year ended June 30, 2005 prepared in accordance with the accounting rules and principles applicable in France which we have audited in accordance with French professional standards. Based on our audit, we issued an unqualified opinion on such consolidated accounts. Our responsibility is, to express an opinion on these statements of reconciliation based on our audit.

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS statements of reconciliation are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these reconciliation statements. An audit also includes assessing the accounting principles used and significant IFRS estimates made by management for the preparation of the reconciliation schedules, as well as evaluating the overall presentation of the IFRS statements of reconciliation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the IFRS statements of reconciliation have been prepared, in all material respects, in accordance with the basis set out in the notes, which describe how IFRS 1 and the other International Financial and Reporting Standards as adopted in the European Union, have been applied, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted for the preparation of the first complete set of consolidated financial statements in accordance with IFRS as adopted in the European Union.

Without qualifying our opinion, we draw attention to the fact that the introductory paragraph of section “Transition to IFRS” explains why there is a possibility that the accompanying IFRS statements of reconciliation may require adjustment before their inclusion as comparative information in the consolidated financial statements for the year to 30 June 2006 consolidated financial statements, when the Company prepares its first set of consolidated financial statements in accordance with IFRS as adopted in the European Union.

Moreover, because the IFRS statements of reconciliation have been prepared as part of the company’s conversion to IFRS as adopted by the European Union in respect of the preparation of the June 30, 2006 consolidated financial statements, the IFRS statements of reconciliation do not constitute consolidated accounts prepared in accordance with IFRS as adopted in the European Union, which would be necessary to provide, in accordance with these standards, a fair view of the assets, liabilities, financial position and results of the consolidated group of companies.

Paris, October 26, 2005

AUDIT & DIAGNOSTIC	ERNST & YOUNG Audit

Alain WERNERT	Denis THIBON